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SEC MAIL RECEIVED FEB 28 2005 WASH, D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50648

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HUDSON HERITAGE CAPITAL MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1392 Albany Post Road
(No. and Street)

Croton-on-Hudson (City) New York (State) 10520 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dominick T. Scianandre, President 914 271-8102
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John F. Rosenberger
(Name – *if individual, state last, first, middle name*)

12 Biscayne Drive (Address) Ramsey, (City) New Jersey (State) 07446 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dominick T. Scianandre, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hudson Heritage Capital Management, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JOYCE A FISHER
Notary Public - State of New York
NO. 01FI4815038
Qualified in Westchester County
My Commission Expires 6-30-06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUDSON HERITAGE CAPITAL MANAGEMENT INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

Audited Financial Statements

Hudson Heritage Capital Management Inc.

December 31, 2004

JOHN F. ROSENBERGER
CERTIFIED PUBLIC ACCOUNTANT

12 BISCAYNE DRIVE
RAMSEY, NJ 07446
201-785-9544

Report of Independent Auditors

To the Board of Directors
Hudson Heritage Capital Management, Inc.

We have audited the accompanying statements of assets, liabilities and fund balances of Hudson Heritage Capital Management, Inc. as of December 31, 2004, and the related statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of Hudson Heritage Capital Management, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts of disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred above present fairly, in all material respects, the financial position of Hudson Heritage Capital Management, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Certified Public Accountant
State of New York

Ramsey, New Jersey
February 22, 2005

John F Rosenberger CPA

JOHN F. ROSENBERGER
CERTIFIED PUBLIC ACCOUNTANT

12 BISCAYNE DRIVE
RAMSEY, NJ 07446
201-785-9544

Independent Auditor's Report
On Material Changes or Inadequacies

To the Board of Directors
Hudson Heritage Capital Management, Inc.

We have audited the balance sheet of Hudson Heritage Capital Management, Inc. as of December 31, 2004, and the related statements of income, retained earnings and cash flows for the year then ended. In addition, we audited the overall operations of Hudson Heritage Capital Management, Inc.'s management, ownership and internal controls.

In performing our audit, we found no material changes or inadequacies in accounting procedures; no material changes or inadequacies in internal control procedure; no material changes or inadequacies in the calculation of net capital. In addition, the ownership and the management of Hudson Heritage Capital Management, Inc. have not changed from the prior year or since the formation of the Corporation.

In our opinion, no material changes or inadequacies were found to exist or found to have existed since the date of the previous audit. The financial statements referred to above present fairly, in all material respects, the financial position of Hudson Heritage Capital Management, Inc. as of December 31, 2004, and the results of its operations for the year then ended, in conformity with generally accepted accounting principles.

Certified Public Accountant
State of New York

John F Rosenberger CPA

Ramsey, New Jersey
February 22, 2005

HUDSON HERITAGE CAPITAL MANAGEMENT INC.
BALANCE SHEET
DECEMBER 31, 2004

ASSETS		
Current Assets		
Cash - Checking	$	1,877
Cash - Savings		5,142
Money Market		75,112
Total Current Assets	$	82,131
FIXED ASSETS		
Computer Equipment		19,288
Computer Software		7,055
Furniture & Equipment		27,959
Less: Accumulated Depreciation		(38,795)
Total Fixed Assets		15,507
TOTAL ASSETS	$	97,638
LIABILITIES & SHAREHOLDERS' EQUITY		
Liabilities		
Accrued Liabilities	$	22,305
Payroll Taxes Payable		2,413
TOTAL LIABILITIES	$	24,718
Shareholders' Equity		
Common Stock		2,000
Paid in Capital		20,000
Retained Earnings		50,920
TOTAL SHAREHOLDERS' EQUITY		72,920
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	97,638

SEE NOTES TO THE FINANCIAL STATEMENTS

HUDSON HERITAGE CAPITAL MANAGEMENT INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUE		
Fees	$	263,384
Commissions		60,859
Interest		97
TOTAL REVENUE	$	324,340
OPERATING EXPENSES		
Commissions		81,700
Payroll Expenses		78,481
Office Services		74,560
Rent		21,154
Automobile Expenses		8,897
Utilities & Telephone		5,413
Depreciation		5,169
Computer Software		4,569
Insurance		4,373
Equipment Rental & Repair		4,116
Office Supplies, Postage & Printing		4,058
Taxes, Licenses & Registrations		3,387
Legal & Professional		2,250
Training		1,975
Miscellaneous		1,464
TOTAL OPERATING EXPENSES		301,566
NET INCOME	$	22,774
RETAINED EARNINGS - BEGINNING OF YEAR		28,146
RETAINED EARNINGS - END OF YEAR	$	50,920

SEE NOTES TO THE FINANCIAL STATEMENTS

HUDSON HERITAGE CAPITAL MANAGEMENT INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

OPERATING ACTIVITIES		
Net income	$	22,774
Expenses not requiring the use of cash:		
Depreciation		5,169
Changes in operating assets and liabilities		
Increase (Decrease) in Payroll Taxes Payable		63
Net Cash Provided from Operating Activities	$	28,006
FINANCING ACTIVITIES		
Purchase of Fixed Assets		-
Net Cash Provided from Financing Activities		-
INCREASE (DECREASE) IN CASH	$	28,006
BEGINNING CASH		54,125
CASH AT YEAR END	$	82,131

CASH - CHECKING	$	1,877
CASH - SAVINGS		5,142
CASH - MONEY MARKET		75,112
TOTAL CASH	$	82,131

SEE NOTES TO THE FINANCIAL STATEMENTS

HUDSON HERITAGE CAPITAL MANAGEMENT INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

NOTE 1. BUSINESS ORGANIZATION

The Company operates as a NASD member firm and registered investment advisor. The Company and its owners are licensed with the NASD. As of December 31, 2004 all registration fees and required filings have been made to the NASD and the related state securities authorities.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FINANCIAL STATEMENTS

The Company maintains its books and the accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, revenue is recognized when earned and expenses when incurred.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is calculated on both the straight line and accelerated methods over the estimated useful life of the assets.

INCOME TAXES

The Company with the consent of its shareholders has elected S Corporation status for Federal and New York State income tax purposes. As such, the stockholders of the Company are required to include the Company's taxable income on their individual income tax returns. Accordingly, there is no provision for Federal and New York State income taxes.

NET CAPITAL COMPUTATION

As of December 31, 2004, the Company's net capital is \$ 57,413. The Company's excess net capital was \$ 52,413 over the minimum requirements. Its Aggregated Indebtedness was \$ 24,718, and its ratio of Aggregated Indebtedness to net capital was 43%. This was computed pursuant to SEC Rule 15c3-1.

HUDSON HERITAGE CAPITAL MANAGEMENT INC.
STATEMENT OF NET CAPITAL
PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2004

Total Assets	$	97,638
Less: Total Liabilities		(24,718)
Net Worth	$	72,920
Less: Non-allocated Assets		(15,507)
Current Capital	$	57,413
Less: Haircuts		-
Net Capital	$	57,413
Less: Required Capital		(5,000)
Excess Net Capital	$	52,413

Aggregated Indebtedness	$	24,718
Aggregated Indebtedness to Net Capital		43%

HUDSON HERITAGE CAPITAL MANAGEMENT INC.
STATEMENT OF CHANGES IN OWNERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

SHAREHOLDERS' EQUITY - January 1, 2004		
Common Stock	$	2,000
Paid in Capital		20,000
Retained Earnings		28,146
TOTAL SHAREHOLDERS' EQUITY (January 1, 2004)	$	50,146
ADDITIONS TO SHAREHOLDERS' EQUITY		
Net Income for the periods ended December 31, 2004		22,774
DEDUCTIONS TO SHAREHOLDERS' EQUITY		
Distributions		-
SHAREHOLDERS' EQUITY - December 31, 2004	$	72,920